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December 5, 2005

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United State Securities and Exchange Commission

Mail Stop 4-06

Washington, D.C.  20549

Re:                               Telephone Discussion on November 30, 2005

Ms. Collins:

In light of our conversation with Ms. Megan Akst on November 30, 2005, we will revise our disclosure related to Adjusted OIBDA in our future earnings releases to reflect that we do not consider it to be a measure of liquidity.  Accordingly, we suggest the following as our discussion of Adjusted OIBDA to address the concerns raised:

Adjusted OIBDA:

“Adjusted operating income before depreciation and amortization (adjusted OIBDA) is defined as operating income before depreciation, amortization, stock-based compensation and facility-exit costs. Management believes that because adjusted OIBDA excludes (1) certain non-cash expenses (such as depreciation, amortization and stock-based compensation); and (2) items that management believes are not reflective of the company’s core operating results over time (non-recurring facility-exit costs in the September 2004 quarter related to the relocation of the company’s corporate offices), this measure provides investors with additional useful information to measure the company’s performance, particularly with respect to changes in performance from period to period. Management uses adjusted OIBDA to measure the company’s performance and monitors adjusted OIBDA to ensure compliance with specific financial performance covenants in our term loan agreement.  The company’s Board of Directors uses this measure in determining certain compensation incentives for certain members of the company’s management.  Adjusted OIBDA is not determined in accordance with generally accepted accounting principles (GAAP) and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP.  A limitation associated with the use of adjusted OIBDA is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business.  Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures and purchase accounting.  An additional limitation associated with this measure is that it does not include stock compensation expenses related to the company’s workforce.  Management compensates for this limitation by providing supplemental information about stock compensation expense on the face of the consolidated statements of operations.  Management does not believe either of these limitations is material, particularly when such measure is disclosed with its most comparable GAAP financial measure, operating income.  A reconciliation to operating income is provided in the accompanying tables.”

Please feel free to contact me directly at 818-287-3318 should further discussion on the above points be necessary.

Respectfully submitted,

/s/ Charles S. Hilliard

Charles S. Hilliard
Executive Vice President, Finance
and Chief Financial Officer

cc:                                 Megan Akst, Division of Corporation Finance

Tom Ferraro, Division of Corporation Finance